UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

(Amendment No. 1)

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: May 2023

Commission File Number: 001-41563

BROOKFIELD ASSET MANAGEMENT LTD.

(Name of Registrant)

Brookfield Place

Suite 100

181 Bay Street, P.O. Box 762

Toronto, Ontario, Canada M5J 2T3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit 99.1 of this Form 6-K (other than the “Letter to Shareholders” on pages 2 to 5 therein) shall be incorporated by reference into the registrant’s registration statement on Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2022 (File No. 333-268783).

Explanatory Note

Brookfield Asset Management Ltd. (the “Company” or the “Registrant”) is filing this Amendment (this “Amendment”) to the Company’s Report on Form 6-K filed with the Commission on May 15, 2023 (the “Original 6-K”) for the purpose of (1) re-filing Exhibit 99.1 (Interim Report to Shareholders of Brookfield Asset Management Ltd. for the quarter ended March 31, 2023 (the “Q1 Interim Report”)) to correct a typographical error in the name of “Brookfield Asset Management ULC” appearing on page 51 therein; and (2) to make certain corrections to the cover page of the Original Form 6-K. Other than the foregoing corrections, there have been no changes to made to the Original 6-K or any of the exhibits thereto, including the Q1 Interim Report.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim Report to Shareholders of Brookfield Asset Management Ltd. for the quarter ended March 31, 2023

99.2*	Certification of Chief Executive Officer pursuant to Canadian Law

99.3*	Certification of Chief Financial Officer pursuant to Canadian Law

*	Previously furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT LTD.

Date: May 18, 2023	By:	/s/ Bahir Manios
Name: Bahir Manios Title: Chief Financial Officer